SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4



                              L. LURIA & SON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   550484-10-9
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                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



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                              CUSIP NO. 550484 10 9

(1)      Names of Reporting Person

         S.S. or I.R.S. Identification Nos. of Above Persons
         NANCY LURIA-COHEN

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)           (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization       U.S.A.

            Number of     (5)        Sole Voting Power             2,864(1)
          Shares Bene-                                 --------------------
            ficially
            Owned by      (6)        Shared Voting Power             0
          Each Report-                                   -------------
           ing Person
              With        (7)        Sole Dispositive Power        2,864(1)
                                                            ---------------

                          (8)        Shared Dispositive Power         0
                                                              ---------

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                                                 2,864(1)
                                                               ------------

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See   Instructions) [X]

(11)       Percent of Class Represented by Amount in Row (9)  LESS THAN 1%(2)
                                                             ----------------

(12)       Type of Reporting Person (See Instructions)       IN
                                                            ------------------

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ITEM 1(A).         Name of Issuer:

                   L. LURIA & SON, INC.

ITEM 1(B).         Address of Issuer's Principal Executive Offices:

                   5770 Miami Lakes Drive
                   Miami, Florida 33014

ITEM 2(A).         Name of Person Filing:

                   Nancy Luria-Cohen

ITEM 2(B).         Address of Principal Business Office or, if none, residence:

                   5770 Miami Lakes Drive
                   Miami, Florida 33014

ITEM 2(C).         Citizenship:

                   U.S.A.

ITEM 2(D).         Title of Class of Securities:

                   Common Stock, $.01 Par Value

ITEM 2(E).         CUSIP Number:

                   550484 10 9

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                   Not applicable.

ITEM 4.            Ownership.

          (A)      Amount Beneficially Owned:    2,864(1).

          (B)      Percent of Class:    LESS THAN 1%(2).

          (C)      Number of shares as to which such person has:

                    (i)         sole power to vote or to          2,864(1)
                                  direct the vote
                    (ii)        shared power to vote or to             0
                                  direct the vote                --------

                    (iii)       sole power to dispose or to       2,864(1)
                                  direct the disposition of
                    (iv)        shared power to dispose or to           0
                                  direct the disposition of


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ITEM 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          Certification.

                  Not applicable.

--------------------

(1) Includes 752 shares of Common Stock held pursuant to Issuer's 401(k) plan, with respect to which Ms. Luria-Cohen does not have dispositive power) and does not include 1,800 shares held by Ms. Nancy Luria-Cohen's husband. Her husband has the power to vote, or to direct the voting of, and the power to dispose, or to direct the disposition of, the foregoing securities. Nancy Luria-Cohen disclaims beneficial ownership of such securities.

(2) Calculated on the basis of 5,451,588 shares of Common Stock outstanding on December 31, 1996.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          /s/ NANCY LURIA-COHEN
February 13, 1997                                         ----------------------
                                                             Nancy Luria-Cohen

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